Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Aeries Technology, Inc. (f/k/a Worldwide Webb Acquisition Corp.) on Form S-1 of our report dated March 31, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Aeries Technology, Inc. (f/k/a Worldwide Webb Acquisition Corp.) as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from March 5, 2021 (inception) through December 31, 2021, which reports appear in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Los Angeles, CA

December 20, 2023